

10028858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67753

FACING PACE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/09_____ AND ENDING _____12/31/09_____
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alpina Capital, LLC
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
145794
FIRM ID. NO.

____100 Jackson Street, Suite 101____
　　　　　　　　　　(No. and Street)

Denver	CO	80206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____Scott Soden____　　　　　　　　　　　　　　　　303-242-5755____
　　　　　　　　　　　　　　　　　　　　　　　(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____LaPorte, Sehrt, Romig & Hand____
　　　　　　(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
　　　[x] Certified Public Accountant
　　　[ ] Public Accountant
　　　[ ] Accountant not resident in United States or any of its possessions.

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FEB 2 6 2010

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FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Sec 1410 (06-02)　　*Potential persons who are to respond to the collection of information contained
in this form are not required to respond unless the form displays a currently
valid OMB control number.*

OATH OR AFFIRMATION

I, _____Scott Soden_____,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alpina Capital, LLC as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Member
Title

_____
Notary Public

My Commission Expires 01/06/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALPINA CAPITAL, LLC

December 31, 2009

Audit of Financial Statements

December 31, 2009

CONTENTS

Independent Auditor's Report — 1

Statement of Financial Condition — 2

Statement of Income — 3

Statement of Changes in Members' Equity — 4

Statement of Cash Flows — 5

Notes to Financial Statements — 6 - 9

Schedule I - Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission — 10

Schedule II - Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission — 11

Schedule III - Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission — 11

Schedule IV - Schedule of Segregation Requirements and Funds in
Segregation for Customers' Regulated Commodity Futures
and Options Accounts — 11

Independent Auditor's Report on Internal Control — 12 - 14



LaPorte Sehrt Romig Hand

CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Alpina Capital, LLC

<u>Independent Auditor's Report</u>

We have audited the accompanying statement of financial condition of **ALPINA CAPITAL, LLC** (the Company) as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALPINA CAPITAL, LLC** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 23, 2010

1

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 · 504.835.5522 · FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 · 985.892.5850 · FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 · 225.296.5150 · FAX 225.296.5151
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

ALPINA CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS

Cash and Cash Equivalents	$	333,372
Accounts Receivable		262,266
Furniture and Equipment, at Cost,		
Less Accumulated Depreciation of $31,887		17,885
Other Assets		31,330
Total Assets	$	644,853

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts Payable and Accrued Expenses	$	116,140
Total Liabilities		116,140
MEMBERS' EQUITY		528,713
Total Liabilities and Members' Equity	$	644,853

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
STATEMENT OF INCOME

For the Year Ended December 31, 2009

REVENUES	
Consulting Income	$ 1,847,977
Interest Income	582
Total Revenues	1,848,559
EXPENSES	
Other Operating Expenses	227,510
Employee Compensation and Benefits	169,748
Occupancy	63,204
Total Expenses	460,462
NET INCOME	$ 1,388,097

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2009

BALANCE - DECEMBER 31, 2008	$	104,424
Net Income		1,388,097
Distributions to Members		(963,808)
BALANCE - DECEMBER 31, 2009	$	528,713

The accompanying notes are an integral part of these financial statements.

ALPINA CAPITAL, LLC
STATEMENT OF CASH FLOWS

For the Year Ended Decmeber 31, 2009

OPERATING ACTIVITIES

Net Income	$ 1,388,097
Adjustments to Reconcile Net Income to Net	
Cash Provided by Operating Activities:	
Depreciation and Amortization	12,479
Increase in Accounts Receivable	(262,266)
Increase in Other Assets	(12,830)
Decrease in Accounts Payable and Accrued Expenses	100,144
Net Cash Provided by Operating Activities	1,225,624

INVESTING ACTIVITIES

Purchases of Property and Equipment	(4,761)
Net Cash Used in Investing Activities	(4,761)

FINANCING ACTIVITIES

Distributions to Members	(963,808)
Net Cash Used in Financing Activities	(963,808)

NET INCREASE IN CASH AND CASH EQUIVALENTS   257,055

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR   76,317

CASH AND CASH EQUIVALENTS - END OF YEAR $ 333,372

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash Paid for Interest $ 136

The accompanying notes are an integral part of these financial statements.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

ALPINA CAPITAL, LLC (the Company) is a registered broker/dealer with the Securities and Exchange Commission and is a member of Financial Industry Regulatory Authority, specializing in transactions as they relate to the telecommunications industry.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation computed on the straight line method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $12,479 for the year ended December 31, 2009.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

REVENUE RECOGNITION

Consulting fees are recognized at the time services are rendered.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECEIVABLES FROM CUSTOMERS

Receivables are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. At December 31, 2009, there was no allowance for doubtful accounts.

NOTE B
COMMITMENTS

The Company is the lessee of office space under operating leases that have various terms that extend through September 2013. Future minimum payments under those leases are as follows for December 31:

2010	$	42,346
2011		35,688
2012		36,829
2013		28,265
	$	143,128

Rent expense charged to operations totaled $48,779 for the year ended December 31, 2009.

NOTE C
SUBORDINATED LIABILITIES

The company did not have any subordinated liabilities at December 31, 2009.

NOTE D
CONCENTRATIONS

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

For the year ended December 31, 2009, four customers accounted for approximately 65% of the revenue generated. Two of these customers comprised 100% of accounts receivable at December 31, 2009.

NOTE E
NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $217,232, which was $212,232 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was .53 to 1 at December 31, 2009.

ALPINA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE F

SIMPLIFIED EMPLOYEE PENSION PLAN

During 2009, the Company entered into a simplified employee pension plan for eligible employees. A SEP plan provides employers with a simplified method to make contributions toward their employees' retirement. Company contributions totaled $102,000 for the year ended December 31, 2009.

NOTE G

INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of the Income Taxes Topic of the FASB Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company recognizes interest and penalties, if any , related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Colorado state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2006 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

The Company adopted the provisions of ASC 740 on January 1, 2009. At that time, and as of December 31, 2009, the Company had no uncertain tax positions.

NOTE H

EVALUATION OF SUBSEQUENT EVENTS

During the year, the Company adopted FASB ASC Topic 855, *Subsequent Events*. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of ASC 855 had no impact on the Company's financial statements.

NOTE H
    EVALUATION OF SUBSEQUENT EVENTS (Continued)

Subsequent to year end, the Company authorized distributions to members totaling $180,000.

In accordance with ASC 855, the Company evaluated subsequent events through February 23, 2010, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

ALPINA CAPITAL, LLC
SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2009

NET CAPITAL

Total Stockholders' Equity	$ 528,713
Deductions and/or Charges	
Property and Equipment	(17,885)
Accounts Receivable	(262,266)
Other Assets	(31,330)
Net Capital Before Haircuts on Securities Positions	217,232
Haircuts on Securities	-
Net Capital	$ 217,232

AGGREGATE INDEBTEDNESS $ 116,140

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$ 5,000
Excess of Net Capital	$ 212,232
Excess Net Capital at 1000%	$ 205,618
Ratio: Aggregate Indebtedness to Net Capital	.53 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report (as Amended)	$ 217,232
Net Capital Per Above	$ 217,232

ALPINA CAPITAL, LLC.
Supplementary Information

Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

Alpina Capital, LLC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, Alpina Capital, LLC. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule III
Information Relating to Possession or Control
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission

Alpina Capital, LLC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Alpina Capital, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, Alpina Capital, LLC. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

Schedule IV
Schedule of Segregation Requirements
And Funds in Segregation for Customers' Regulated
Commodity Futures and Options Accounts

Alpina Capital, LLC. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as Alpina Capital, LLC. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2009, Alpina Capital, LLC. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal Control

To the Members
Alpina Capital, LLC

 In planning and performing our audit of the financial statements of **ALPINA CAPITAL, LLC** (the Company) for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

 Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

 The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 · 504.835.5522 · FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 · 985.892.5850 · FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 · 225.296.5150 · FAX 225.296.5151
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

A Professional Accounting Corporation

Metairie, LA
February 23, 2010

14



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors
Alpina Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Alpina Capital, LLC, and SIPC, solely to assist you and the other specified parties in evaluating Alpina Capital, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Alpina Capital, LLC's management is responsible for Alpina Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009, to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

110 VETERANS MEMORIAL BOULEVARD, SUITE 200, METAIRIE, LA 70005-4958 · 504.835.5522 · FAX 504.835.5535
5100 VILLAGE WALK, SUITE 300, COVINGTON, LA 70433-4012 · 985.892.5850 · FAX 985.892.5956
TOWN HALL WEST, 10000 PERKINS ROWE, STE. 200, BATON ROUGE, LA 70810-1797 · 225.296.5150 · FAX 225.296.5151
WWW.LAPORTE.COM

RSM McGladrey Network
An Independently Owned Member

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5.   If there was any overpayment applied to the current assessment on Form SIPC-7T, we compared it to the assessment form on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand

A Professional Accounting Corporation

Metairie, LA
February 22, 2010